Exhibit 3.82

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:18 AM 02/23/2012
FILED 10:12 AM 02/23/2012
SRV 120210531 - 5113686 FILE

CERTIFICATE OF FORMATION

OF

CRESTWOOD MARCELLUS MIDSTREAM LLC

I, the undersigned natural person of the age of eighteen years or more, acting as an authorized person of a limited liability company under the Delaware Limited Liability Company Act, as amended, do hereby submit the following Certificate of Formation for such limited liability company:

ARTICLE I

The name of the limited liability company is Crestwood Marcellus Midstream LLC.

ARTICLE II

The address of the limited liability company’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of February, 2012.

Kelly J. Jameson, Authorized Person